(a)(1)(I)


                                  PRESS RELEASE


FOR IMMEDIATE RELEASE                                     CONTACT:  Kathy Fern
February 21, 2003                                                   804-217-5800

                               DYNEX CAPITAL, INC.
                        ANNOUNCES RESULTS OF TENDER OFFER
                        FOR SHARES OF ITS PREFERRED STOCK

         Dynex Capital, Inc. (NYSE: DX) announced today the results of its cash tender offer and exchange offer of Senior Notes for shares of its Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock ("Offer") that expired on Tuesday, February 11, 2003. The Company had offered to purchase for cash up to 202,763 shares of its Series A Preferred Stock, up to 272,977 shares of its Series B Preferred Stock, and up to 281,525 shares of its Series C Preferred Stock, and exchange for Senior Notes up to 289,662 shares of its Series A Preferred Stock, up to 389,967 shares of its Series B Preferred Stock and up to 402,178 shares of its Series C Preferred Stock. At its option, the Company can increase the number of shares subject to the Offer for each Series of Preferred Stock by 2% of the issued and outstanding shares of each such Series.

         The Offer has been oversubscribed. In accordance with the terms of the Offer, the Company will accept tendered shares on a pro-rata basis from all tendering shareholders, pursuant to the methodology required by Securities and Exchange Commission rules. Of the 231,639 shares of its Series A Preferred Stock tendered for cash, the Company will purchase 160,659 shares for cash; of the 346,764 shares of its Series B Preferred Stock tendered for cash, the Company will purchase 221,348 shares for cash; and of the 242,435 shares of its Series C Preferred Stock tendered for cash the Company will purchase 195,939 shares for cash. Of the 506,947 shares of its Series A Preferred Stock tendered for Senior Notes, the Company will exchange 309,503 shares for Senior Notes; of the 735,007 shares of its Series B Preferred Stock tendered for Senior Notes, the Company will exchange 417,541 shares for Senior Notes; and of the 637,536 shares of its Series C Preferred Stock tendered for Senior Notes the Company will exchange 429,846 shares for Senior Notes. In cases where the consideration for shares of each Series tendered is not divisible, in the aggregate, by the $25.00 denomination of the Senior Notes, shareholders will receive cash consideration for the amount in excess of the nearest $25.00 not to exceed $24.99. The Company will also purchase for cash 28,281 shares of the 72,613 shares of its Series A Preferred Stock tendered for Senior Notes from shareholders that elected the oversubscription allocation; 51,629 shares of the 138,121 shares of its Series B Preferred Stock tendered for Senior Notes from shareholders that elected the oversubscription allocation; and 72,836 shares of the 223,479 shares of its Series C Preferred Stock tendered for Senior Notes from shareholders that elected the oversubscription allocation. The oversubscription allocation elected by shareholders that tendered for cash will not be applied due to the Senior Notes being fully subscribed.

         Payment for the accepted shares for cash and the issuance of the Senior Notes is expected to be made on or about February 28, 2003. All shares tendered under the Offer and not purchased for cash or exchanged for Senior Notes will also be returned on such date.

         Dynex Capital, Inc. is a financial services company that elects to be treated as a real estate investment trust (REIT) for federal income tax purposes.

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